FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 4th of August, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	August 4th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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FOR IMMEDIATE RELEASE

M-Systems DiskOnKey® Product Line Increases to 2GB Capacity

The Smart DiskOnKey Platform Combines the Fastest Data Transfer Rates with Increased Capacity; Meeting Demands for Multiple Markets from Audiophiles to Videographers

FREMONT, Calif., July 27, 2004 - M-Systems (Nasdaq: FLSH), the leading developer of USB flash drive technology and creators of the Smart DiskOnKey platform, has increased the storage capacity of DiskOnKey devices to 2GB.  The increased storage capacity combined with the tremendous speeds of the DOK T5 processor make the new device the ideal solution for numerous tasks including large file transfers, data recovery and backup, temporary archiving and operating system management.  Additionally, the 2GB storage capacity is an alternative solution for users requiring portable storage capable of storing video or as a miniature digital music file jukebox ideal for freeing memory on the numerous MP3 players in the market today.

"Its evident that the USB flash drive has become an ideal storage solution and as users continue to find new uses for higher capacities, DiskOnKey provides the solution to their needs with continued quality and reliability," said Blaine Phelps, worldwide marketing director for M-Systems` DiskOnKey.  "The higher storage, combined with the powerful new processor, is an ideal enhancement that naturally increases the flexibility of the Smart DiskOnKey platform."

Uses for the 2GB DiskOnKey Device:

Store roughly 30-minutes of compressed video depending on format, including MPEG, QuickTime and Windows Media Video.

Save the equivalent of over 1,400 floppy diskettes worth of data.

Storing 512 digital music files, each 4-minute long.

Countless text and graphics files.

Pricing and Availability

The manufacturer`s suggested retail price (MSRP) for the 2GB DiskOnKey is $469.99.  The 2GB device will be offered by Smart DiskOnKey platform partners` sales channels throughout North America, Asia and Europe.  For more information regarding the DiskOnKey product line or for partner information please visit www.diskonkey.com.

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About M-Systems` Smart DiskOnKey Platform

The Smart DiskOnKey platform is a unique patented solution offering top tier partners with unprecedented flexibility and ease-of-use to implement M-Systems` technology into their existing product line or to design their own form factor using the Company`s internal architecture.  The award-winning DiskOnKey product line offers trusted quality, reliability, ease-of-use, extreme security, and the industry`s leading product warranty.  Furthermore, M-Systems` Smart DiskOnKey platform offers partners unparalleled computing capability with the flexibility to extend the use of the device beyond simple storage to meet any variety of requirements.

M-Systems` patented flash management software, True Flash File System (TrueFFS(TM)), is an integral component to the Smart DiskOnKey platform.  TrueFFS transparently provides full flash media management offering unsurpassed data integrity and assurance.

DiskOnKey products have been submitted to rigorous testing for reliability and durability earning Microsoft`s Windows Hardware Quality Testing Lab (WHQL) certification as well as receiving the certified-USB logo set by the USB-IF.  For product information, enhancements and upgrades please visit www.diskonkey.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  The Company assumes no obligation to update the Information in this release.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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